Exhibit 99.1

Selected Financial Data

Laclede Gas Company

	Fiscal Years Ended September 30
(Thousands)	2007	2006	2005	2004	2003
Summary of Operations
Operating Revenues:
Utility	$1,131,554	$1,141,011	$978,195	$868,905	$774,772
Other	3,415	2,305	2,288	2,577	2,391
Total Operating Revenues	1,134,969	1,143,316	980,483	871,482	777,163

Operating Expenses:
Utility
Natural and propane gas	797,924	821,721	676,931	575,691	483,742
Other operation expenses	131,798	128,180	125,364	121,596	118,550
Maintenance	24,306	21,198	19,226	18,705	18,759
Depreciation and amortization	34,080	30,904	23,036	22,385	22,229
Taxes, other than income taxes	68,361	71,038	62,859	60,077	56,102
Total Utility Operating Expenses	1,056,469	1,073,041	907,416	798,454	699,382
Other	2,914	2,316	2,318	2,456	2,386
Total Operating Expenses	1,059,383	1,075,357	909,734	800,910	701,768
Operating Income	75,586	67,959	70,749	70,572	75,395
Allowance for Funds Used During Construction	(17)	(45)	(100)	(123)	(107)
Other Income and (Income Deductions) – Net	4,565	4,163	1,443	3,507	986
Interest Charges:
Interest on long-term debt	22,502	22,329	22,835	22,010	20,169
Other interest charges	11,101	10,236	4,076	3,192	3,752
Total Interest Charges	33,603	32,565	26,911	25,202	23,921
Income Before Income Taxes	46,531	39,512	45,181	48,754	52,353
Income Tax Expense	14,047	10,632	14,550	16,555	18,011
Net Income	32,484	28,880	30,631	32,199	34,342
Dividends on Redeemable Preferred Stock	43	48	55	62	62
Earnings Applicable to Common Stock	$32,441	$28,832	$30,576	$32,137	$34,280

Selected Financial Data (continued)

Laclede Gas Company

	Fiscal Years Ended September 30
(Thousands)	2007	2006	2005	2004	2003

Dividends Declared –
Common Stock	$31,520	$30,049	$29,003	$27,183	$25,492

Utility Plant
Gross Plant – End of Period	$1,187,828	$1,149,104	$1,105,733	$1,070,522	$1,030,665
Net Plant – End of Period	793,794	763,827	728,481	699,144	676,696
Capital Expenditures	56,434	57,925	54,621	49,130	49,926
Property Retirements	16,331	22,588	19,410	9,276	8,007
Total Assets – End of Period	1,431,203	1,385,140	1,275,515	1,208,250	1,168,458

Capitalization – End of Period
Common Stock and Paid-In Capital	$151,510	$145,527	$140,381	$136,052	$82,589
Retained Earnings	195,728	194,807	196,024	194,451	189,497
Accumulated Other Comprehensive Loss	(1,727)	(834)	(1,127)	(371)	(582)
Common Stock Equity	345,511	339,500	335,278	330,132	271,504
Redeemable Preferred Stock	627	787	948	1,108	1,258
Long-Term Debt	309,122	349,041	294,033	333,936	259,625
Total Capitalization	$655,260	$689,328	$630,259	$665,176	$532,387

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

INTRODUCTION

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•	volatility in gas prices, particularly sudden and sustained spikes in natural gas prices;
•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our market area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other postretirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from and conservation efforts of customers;
•
capital and energy commodity market conditions, including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the notes thereto.

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000 mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in a Stipulation & Agreement (Agreement) approved by the MoPSC on July 19, 2007, (as discussed in the Regulatory Matters section on page 10), that further enhances the Utility’s weather mitigation rate design. The enhancements better ensure the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retained all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million were shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. The Agreement approved by the MoPSC in the Utility’s 2007 rate case increases the portion of pre-tax income from off-system sales and capacity release revenues that is shared with customers. Effective October 1, 2007, the Utility is allowed to retain 15% to 30% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Wholesale natural gas prices for the 2005-2006 heating season rose to unprecedented levels across the nation. Laclede Gas continues to work to reduce the impact of higher costs by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the cost of purchased gas remains high, relative to historical levels. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. While wholesale natural gas prices declined for the 2006-2007 heating season, the generally higher price levels may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

EARNINGS

2007 vs. 2006
Laclede Gas’ earnings applicable to common stock for fiscal 2007 was $32.4 million, an increase of $3.6 million compared with fiscal 2006. The increase in earnings was primarily due to the following factors, quantified on a pre-tax basis:

•	the effect of higher system gas sales volumes, primarily due to colder weather and other variations totaling $6.7 million;
•	the benefit of the general rate increase, effective August 1, 2007, totaling $5.3 million; and,
•	higher Infrastructure System Replacement Surcharge (ISRS) revenues totaling $2.6 million.

These factors were partially offset by:

•	increases in operation and maintenance expenses totaling $6.7 million; and,
•
higher depreciation and amortization expense totaling $3.2 million resulting from the implementation of new depreciation rates effective January 1, 2006, as authorized by the MoPSC, and additional depreciable property.

2006 vs. 2005
Laclede Gas’ earnings applicable to common stock for fiscal year 2006 was $28.8 million, compared with $30.6 million for fiscal year 2005. The decrease in earnings of $1.8 million was primarily attributable to the following factors, quantified on a pre-tax basis:

•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $9.3 million;
•
higher depreciation expense totaling $7.9 million resulting from the implementation of new rates effective February 1, 2005 and January 1, 2006, as authorized by the MoPSC, and additional depreciable property;

•
net lower ISRS totaling $4.5 million. These surcharges were reset to zero effective October 1, 2005, as the ISRS-related costs were being recovered through base rates effective on that same date. A new ISRS was subsequently implemented June 15, 2006; and,

•	the net effect of lower system gas sales volumes totaling $2.7 million, primarily due to conservation efforts of our customers.

These factors were partially offset by:

•	the benefit of the general rate increase, effective October 1, 2005, totaling $9.7 million;
•	the recovery of gas inventory carrying costs through the Utility’s PGA Clause, effective October 1, 2005, totaling $5.6 million; and,
•	a lower provision for uncollectible accounts totaling $4.5 million.

Utility Operating Revenues

2007 vs. 2006
Utility operating revenues for fiscal year 2007 decreased $9.5 million compared to fiscal year 2006 due in part to lower wholesale gas costs. Temperatures experienced in the Utility’s service area during 2007 were 5.7% colder than the same period last year, but 7.4% warmer than normal. Total system therms sold and transported were 0.91 billion for fiscal year 2007 compared with 0.87 billion for fiscal year 2006. Total off-system therms sold and transported were 0.21 billion for fiscal year 2007 compared with 0.16 billion for fiscal year 2006. The decrease in utility operating revenues was primarily attributable to the following factors:

Millions
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	$(111.6)
Higher system sales volumes, primarily due to colder weather and other variations	80.6
Higher off-system sales volumes (reflecting more favorable market conditions as described in greater
detail in the Results of Operations)	48.1
Lower prices charged for off-system sales	(34.5)
General rate increase, effective August 1, 2007	5.3
Higher ISRS revenues implemented June 15, 2006, January 2, 2007, and June 16, 2007	2.6
Total Variation	$(9.5)

2006 vs. 2005
Utility operating revenues for fiscal year 2006 increased $162.8 million, or 16.6%, above fiscal year 2005 due primarily to higher wholesale gas costs. Temperatures experienced in the Utility’s service area during 2006 were 12.4% warmer than normal but essentially the same as fiscal 2005. Total system therms sold and transported were 0.87 billion for fiscal year 2006 compared with 0.91 billion for fiscal year 2005. Total off-system therms sold and transported were 0.16 billion for fiscal year 2006 compared with 0.20 billion for fiscal year 2005. The increase in utility operating revenues was primarily attributable to the following factors:

Millions
Higher wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	$196.0
Lower system sales volumes and other variations, primarily due to the conservation efforts of customers due to higher natural gas prices	(36.4)
Lower off-system sales volumes	(32.5)
Higher prices charged for off-system sales	27.2
Net effect of the general rate increase, recovery of gas inventory carrying costs, and resetting the ISRS to zero, effective October 1, 2005, combined with the subsequent implementation of a new ISRS effective June 15, 2006	8.5
Total Variation	$162.8

Utility Operating Expenses

2007 vs. 2006
Utility operating expenses in fiscal year 2007 decreased $16.6 million, or 1.5%, from fiscal year 2006. Natural and propane gas expense decreased $23.8 million from last year’s level, primarily attributable to lower rates charged by our suppliers, which was partially offset by higher system volumes purchased for sendout and increased off-system gas expense. Other operation and maintenance expenses increased $6.7 million, or 4.5%, primarily due to increased maintenance and distribution charges, increased group insurance charges, higher wage rates, and a higher provision for uncollectible accounts. These factors were partially offset by decreased injuries and damages expense as well as a gain on the disposal of assets. Depreciation and amortization expense increased $3.2 million, or 10.3%, primarily due to higher rates authorized in the 2005 rate case effective January 1, 2006, and additional depreciable property. Taxes, other than income, decreased $2.7 million, or 3.8%, primarily due to lower property taxes and decreased gross receipts taxes (attributable to the decreased revenues).

2006 vs. 2005
Utility operating expenses in fiscal year 2006 increased $165.6 million, or 18.3%, from fiscal year 2005. Natural and propane gas expense increased $144.8 million above last year’s level primarily due to higher rates charged by our suppliers, partially offset by lower volumes purchased for sendout and slightly lower off-system gas expense. Other operation and maintenance expenses increased $4.8 million, or 3.3%, primarily due to implementation costs related to the automated meter reading deployment, higher costs associated with low income energy assistance and energy efficiency programs implemented October 1, 2005, compensation expense associated with The Laclede Group Inc.’s (Laclede Group or the Company) implementation of Statement of Financial Accounting Standards (SFAS) No. 123(R), increased pension costs, and higher wage rates. These factors were partially offset by a lower provision for uncollectible accounts, lower group insurance charges, and a reduction in costs to remove retired utility plant that were previously charged to expense as incurred. An accrual for such costs is currently being provided for in depreciation rates. Depreciation and amortization expense increased $7.9 million, or 34.2%, primarily due to higher rates effective February 1, 2005 and January 1, 2006, and additional depreciable property. Taxes, other than income, increased $8.2 million, or 13.0%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and Income Deductions-Net

Other income and income deductions-net increased $0.4 million in fiscal year 2007, due to increased investment income and other minor variations, partially offset by lower income associated with carrying costs applied to under-recoveries of gas costs. Such carrying costs are recovered through the Utility’s PGA Clause. The $2.8 million increase in other income and income deductions-net in fiscal year 2006 from fiscal year 2005 was primarily attributable to additional income resulting from Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold. Such income is recovered through the PGA Clause. This additional income was partially offset by the Utility’s receipt and recognition in April 2005 of proceeds related to its interest, as a policyholder, in the sale of a mutual insurance company totaling $0.5 million.

Interest Charges

The $1.0 million increase in interest charges in fiscal year 2007 was primarily due to higher interest on short-term debt and other minor variations. Average short-term interest rates were 5.4% this year compared with 4.7% in fiscal year 2006. Average short-term borrowings were $156.2 million and $172.9 million for fiscal years 2007 and 2006, respectively. The

$5.7 million increase in interest charges in fiscal year 2006 was primarily due to higher interest on short-term debt. Average short-term interest rates were 4.7% in fiscal 2006 compared with 2.7% in fiscal year 2005. Average short-term borrowings were $172.9 million and $83.2 million for fiscal years 2006 and 2005, respectively. Increased interest on short-term debt was slightly offset by lower interest on long-term debt due to the November 2004 maturity of $25 million principal amount of 8 1/2 % First Mortgage Bonds and the May 2006 maturity of $40 million principal amount of 8 5/8% First Mortgage Bonds. The decreased interest on long-term debt due to the aforementioned maturities was partially offset by the issuance of $55 million principal amount of 6.15% First Mortgage Bonds on June 9, 2006.

Income Taxes

The variations in income tax expense for all periods reported are primarily due to changes in pre-tax income. The year-to-year variations in income tax expense also reflect the effect of lower income tax expense in fiscal year 2006 associated with a change in estimated tax depreciation and other property-related deductions.

Labor Agreement

Laclede Gas has a labor agreement with Locals 11-6 and 11-194 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represent 65% of Laclede Gas’ employees. The agreement expires on July 31, 2008.

The Missouri Natural Division of Laclede Gas has a labor agreement with Local 11-884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represents 5% of Laclede Gas’ employees. The agreement expires on April 15, 2009.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. Beginning in fiscal 2006, as approved by the MoPSC, the Utility is allowed to defer for future recovery certain costs associated with amendments to the Cold Weather Rule. For details on the Cold Weather Rule, see the Regulatory Matters section on page 10.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. For the Utility, the amount of expense recognized and the amounts reflected in other comprehensive income are dependent upon the regulatory treatment provided for such costs, as discussed further below. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

The table below reflects the sensitivity of Laclede’s plans to potential changes in key assumptions:

Pension Plan Benefits:

		Estimated	Estimated
		Increase/	Increase/
		(Decrease) to	(Decrease) to
		Projected	Annual
		Benefit	Net Pension
	Increase/	Obligation	Cost*
Actuarial Assumptions	(Decrease)	(Thousands)	(Thousands)

Discount Rate	0.25%	$(7,620)	$(170)
	(0.25)	7,820	160
Rate of Future
Compensation Increase	0.25%	5,800	720
	(0.25)	(5,600)	(700)

Expected Return on Plan Assets	0.25%	—	(610)
	(0.25)	—	610

Postretirement Benefits:

		Estimated	Estimated
		Increase/	Increase/
		(Decrease) to	(Decrease) to
		Projected	Annual Net
		Postretirement	Postretirement
		Benefit	Benefit
	Increase/	Obligation	Cost*
Actuarial Assumptions	(Decrease)	(Thousands)	(Thousands)

Discount Rate	0.25%	$(1,370)	$(89)
	(0.25)	1,410	90

Expected Return on Plan Assets	0.25%	—	(57)
	(0.25)	—	57

Annual Medical Cost Trend	1.00%	2,930	720
	(1.00)	(2,660)	(630)

* Excludes the impact of regulatory deferral mechanism. See Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements for information regarding the regulatory treatment of these costs.

Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” This Statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. Management believes the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and regulatory liabilities that are recovered or refunded in a subsequent period. Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold. Effective October 1, 2007, pursuant to the 2007 rate case, the PGA Clause also provides for a portion of income from off-system sales and capacity release revenues to be flowed through to customers.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

Asset retirement obligations are recorded in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” and Financial Accounting Standards Board Interpretation Number (FIN) 47, “Accounting for Conditional Asset Retirement Obligations.” Asset retirement obligations are calculated using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations. These assumptions require the use of judgment and estimates and may change in future periods as circumstances dictate. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation does not exist as defined by SFAS No. 143 and FIN 47. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable under SFAS No. 143 and FIN 47 is a timing difference between the recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, consistent with SFAS No. 71, these differences are deferred as regulatory liabilities.

The amount of net periodic pension and other postretirement benefit cost recognized in the financial statements related to the Utility’s qualified pension plans and other postretirement benefit plans is based upon allowances, as approved by the MoPSC, which have been established in the rate-making process for the recovery of these costs from customers. The differences between these amounts and actual pension and other postretirement benefit costs incurred for financial reporting purposes are deferred as regulatory assets or regulatory liabilities. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” requires that changes that affect the funded status of pension and other postretirement benefit plans, but that are not yet required to be recognized as components of pension and other postretirement benefit cost, be reflected in other comprehensive income. For the Utility’s qualified pension plans and other postretirement benefit plans, amounts that would otherwise be reflected in other comprehensive income are deferred with entries to regulatory assets or regulatory liabilities.

For further discussion of significant accounting policies, see Note 1 to the Financial Statements included on page 26.

REGULATORY MATTERS

At the state level, there have been several significant regulatory developments during the fiscal year affecting Laclede Gas. Some of these issues were impacted by the settlement of the Utility’s 2007 rate case as discussed later in this section.

A law became effective January 1, 2006, that authorizes the MoPSC to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations. Various parties have been meeting in an attempt to negotiate rules to implement these programs. The MoPSC has acted on a rule relating to the establishment of a fuel adjustment clause for electric utilities. While no rules have been implemented for gas utilities, the MoPSC has approved rate designs for three gas utilities (including Laclede Gas) that mitigate the effects of weather and conservation on utility margins. In the Utility’s 2007 rate case, the MoPSC approved rate design changes allowing Laclede Gas to better ensure the recovery of the Utility’s fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage.

On October 24, 2005, the Missouri Office of Public Counsel proposed an emergency amendment to the MoPSC’s Cold Weather Rule (Rule) affecting the disconnection and reconnection practices of utilities during the winter heating season. On December 19, 2005, the MoPSC issued an Order approving certain changes to the Rule to be effective between January 1 and March 31, 2006. On August 11, 2006, after various appeals to the Cole County Circuit Court, Missouri Court of Appeals, and the Missouri Supreme Court by the parties, including Laclede Gas, the MoPSC approved permanent modifications to the Rule, including provisions to allow the Utility to obtain accounting authorizations and defer for future recovery the costs previously incurred with the emergency amendment for the fiscal 2006 heating season. In conjunction with the settlement of the 2007 rate case, the MoPSC provided for the recovery of $5.0 million in costs associated with the fiscal 2006 heating season, during the next five-year period. During fiscal 2007, the Utility deferred for future recovery an additional $2.7 million of costs associated with the fiscal 2007 heating season. On October 31, 2007, the Utility filed for determination and subsequent recovery of the deferred amount. On November 16, 2007, the MoPSC directed the MoPSC Staff and the Missouri Office of Public Counsel to submit their positions regarding the Utility’s filing by February 28, 2008.

On December 29, 2005, the MoPSC Staff proposed a disallowance of approximately $3.3 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2004. Following technical conferences, the Staff subsequently reduced its proposed disallowance to approximately $2.1 million. Laclede Gas believed that the MoPSC Staff’s position lacked merit and vigorously opposed the adjustment in proceedings before the MoPSC on January 29, 2007. On June 28, 2007, the MoPSC issued an Order rejecting the MoPSC Staff’s proposed disallowance and declaring that the Utility was not imprudent with respect to the particular gas purchasing practice questioned by the MoPSC Staff. This case is now closed.

On November 3, 2006, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.9 million annually. On December 28, 2006, the MoPSC approved implementation of the Utility’s proposed ISRS filing effective January 2, 2007. On March 30, 2007, the Utility made an ISRS filing with the Commission designed to increase revenues by an additional $1.8 million annually. On June 5, 2007, the MoPSC approved implementation of the Utility’s March 2007 ISRS filing effective June 16, 2007. These surcharges were reset to zero effective August 1, 2007, as the ISRS-related costs are being recovered through new base rates effective on that same date (see the rate case discussion later in this section). On November 9, 2007, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.6 million annually, pending approval by the Commission.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. Through the date of this report, the AMR system has been deployed to more than 668,000 customer meters, representing well over 98% of Laclede’s total customer base population. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has approximately 40% of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff sought customer service accommodations for customers whose previous estimated bills will require adjustment to reflect actual usage. On May 11, 2006, the Missouri Office of Public Counsel also filed a complaint alleging that Laclede Gas billed customers for prior underestimated usage for a longer period of time than permitted by Commission rules. Laclede Gas filed responses generally denying the MoPSC Staff’s and Missouri Office of Public Counsel’s allegations. On November 7, 2006, Laclede Gas, the Missouri Office of Public Counsel, and other parties filed a Stipulation & Agreement that resolves certain issues raised in this case. The MoPSC Staff neither supported nor opposed the Stipulation & Agreement. On December 21, 2006, the Commission approved the Stipulation & Agreement, dismissed the Missouri Office of Public Counsel’s complaint, and suspended Staff’s complaint, subject to Laclede’s compliance with the Stipulation & Agreement. The primary terms of the Stipulation & Agreement include the Utility’s provision of bill credits totaling $0.5 million to customers who received billing adjustments reconciling undercharges for periods exceeding 12 months, a limit on future billing adjustments that reconcile undercharges to 12 months, and additional notices to customers concerning such billing adjustments.

The Utility’s labor union representing field service workers, USW Local 11-6 (Union), also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. On November 2, 2006, the MoPSC denied and dismissed one of these complaints. On December 11-12, 2006, the MoPSC held a hearing on the Union’s last remaining complaint. That hearing was completed on February 26, 2007. On June 22, 2007, the MoPSC issued an Order denying the Union’s remaining complaint and dismissing the case. This case is now closed.

On December 1, 2006, Laclede Gas filed tariff sheets designed to increase revenues by $52.9 million annually, or 5.6%. Although the Utility’s filing requested an increase of $44.9 million in non-gas revenues, $1.8 million of that amount was already being paid by customers through the current ISRS, which would no longer have been collected upon approval of the Utility’s rate request. In addition, Laclede Gas proposed to increase its PGA rates by $9.8 million in order to recover the gas cost portion of its bad debts through the PGA rather than through its non-gas distribution rates. The December 1 filing also proposed a comprehensive regulatory compact that included:
•	a pilot program in which residential customers could lock in for a twelve-month period the cost per therm of gas included in their monthly bills;
•	a conservation program that would provide customers an opportunity to earn a rebate by conserving natural gas during the peak winter heating months;
•	a three-year base rate moratorium; and,
•
an earnings sharing mechanism in which the Utility would share with its customers up to 90 percent of earnings in excess of its authorized return, depending on the level of earnings achieved, to the extent that the Utility would achieve any such additional earnings as a result of its efforts to make utility service more efficient and sell gas in markets outside of its traditional service territory.

Finally, Laclede Gas proposed several modifications to its weather mitigation rate design in order to better ensure the Utility’s recovery of its fixed costs. Initially, the MoPSC suspended implementation of the Utility’s proposed rates until November 1, 2007. However, on July 9, 2007, as a result of a June 2007 settlement conference, the parties to the case filed a Unanimous Stipulation & Agreement (Agreement) with the MoPSC resolving all matters in the proceeding. The MoPSC approved the Agreement on July 19, 2007. The Agreement includes, among other things:
•
an increase of $38.6 million in non-gas revenues effective August 1, 2007, including $5.5 million already being billed to customers through an ISRS which would no longer be collected, although the Utility retains the right to file for authorization to reinstate an ISRS based on future eligible infrastructure-related costs;

•
enhancements to the Utility’s weather mitigation rate design to further stabilize the impact of weather fluctuations on its customers and its ability to better ensure recovery of its fixed costs and margins, despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage;

•
a provision, effective October 1, 2007, for the Utility to retain a share in the pre-tax income from off-system sales and capacity release revenues ranging from 15% to 30% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income over $6 million each year, along with reduced PGA rates beginning in November 2007 to facilitate the timely flow-through of the customer share of such income;

•	modifications to provisions that afford the Utility an opportunity to retain a portion of any savings it may achieve in connection with the procurement of gas supplies; and,
•
low income and energy efficiency/conservation programs for customers, in which the Utility will fund $1.1 million annually, and invest up to an additional $5.3 million over the next three-year period to be collected in future rates.

The base rate moratorium, the earnings sharing mechanism, and certain other items included in the comprehensive regulatory compact, as proposed by Laclede Gas, were not included in the Agreement; however, some of the Utility’s proposals regarding customer programs will be discussed and developed in the future through a collaborative effort with the parties to the proceeding.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005, largely on the same grounds as it had proposed regarding the disallowance of the Utility’s recovery of purchased gas cost applicable to fiscal 2004. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. Laclede Gas believes that the remainder of the

MoPSC Staff’s proposed disallowance lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.

At the federal level, Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, filed a tariff with the Federal Energy Regulatory Commission (FERC) on March 1, 2006, requesting approval to transport liquefied petroleum gas under the Interstate Commerce Act. Historically, Pipeline has supplied propane to Laclede Gas to supplement the Utility’s natural gas supplies during peak consumption periods. Prior to April 1, 2006, in various Utility rate proceedings over the years, the MoPSC approved Laclede Gas’ rates that were intended to include the recovery of Pipeline’s costs. Pipeline made the March 1 tariff filing due to changes in the types of transactions Pipeline conducts with third parties during those periods when Laclede Gas is not fully utilizing Pipeline’s capacity. The MoPSC filed a protest to Pipeline’s filing, to which Pipeline responded, and on March 31, 2006, the FERC accepted Pipeline’s tariff, effective April 1, 2006. On May 1, 2006, the MoPSC filed a request for rehearing of the FERC’s Order approving Pipeline’s tariff, and on May 31, 2006, the FERC issued a “tolling order” in connection with the MoPSC’s request for rehearing which extended the 30-day statutory time period for the FERC to rule on the MoPSC’s request. On June 5, 2007, the FERC denied the MoPSC’s request for rehearing of the FERC’s March 31, 2006 Order approving Pipeline’s FERC tariff. On August 3, 2007, the MoPSC filed with the United States Court of Appeals for the District of Columbia Circuit a petition for review of the FERC’s March 31, 2006 and June 5, 2007 Orders. On August 31, 2007, Pipeline filed a motion to intervene in the court proceeding. On September 18, 2007, the FERC filed a motion to dismiss, maintaining that Section 15 of the Interstate Commerce Act precludes judicial review of the FERC’s Orders. On October 3, 2007, the MoPSC filed a response opposing the FERC’s motion. On November 13, 2007, the United States Court of Appeals for the District of Columbia Circuit dismissed the MoPSC’s petition for review of the FERC’s Orders accepting Pipeline’s tariffs. Pipeline is providing liquid propane transportation service to Laclede Gas pursuant to an approved FERC tariff and a contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates, commencing April 1, 2006. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months’ notice.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

INFLATION

The accompanying financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

As of September 30, 2007, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2

The Utility has investment grade ratings and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when it borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash provided by operating activities for the fiscal year ended 2007 was $79.1 million, compared with net cash used in operating activities of $71.7 million for fiscal year 2006 and net cash provided by operating activities of $113.4 million for fiscal year 2005. The year-to-year variations are primarily attributable to the timing of the Utility’s cash receipts and payments related to accounts payable, accounts receivable, deferred purchased gas cost, and the cost of natural gas storage inventories, all of which were impacted by year-to-year changes in the wholesale cost of natural gas.

Net cash used in investing activities for fiscal years 2007, 2006 and 2005 were $55.5 million, $60.6 million, and $55.2 million, respectively. Net cash used in investing activities primarily reflected capital expenditures in all periods.

Net cash used in financing activities was $23.4 million for fiscal year 2007. Net cash provided by financing activities was $131.9 million for fiscal year 2006 and net cash used in financing activities was $57.8 million for fiscal 2005. The year-to-year variations are primarily due to the level of short-term debt required as a result of fluctuations in cash provided by operating activities associated with the effect of changes in natural gas prices described previously. Effective October 1, 2005, the Utility applies carrying costs to all over- and under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, and gas storage inventories.

LIQUIDITY AND CAPITAL RESOURCES

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. Throughout this fiscal year, Laclede Gas had a line of credit in place of $320 million, which expires in December 2010. In November 2007, the Utility established a seasonal line of credit of $40 million, which will expire in March 2008. The Utility had short-term borrowings aggregating to a maximum of $262.1 million at any one time during the fiscal year. Due to disruptions in the commercial paper market, Laclede Gas drew on its bank line during the fourth quarter to replace higher-cost commercial paper, up to a maximum of $70 million. All such borrowings were repaid prior to September 30, 2007, as the commercial paper market returned to more normal conditions. Short-term commercial paper borrowings outstanding at September 30, 2007 were $211.4 million at a weighted average interest rate of 5.5% per annum. Based on short-term borrowings at September 30, 2007, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $2.1 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2007, total debt was 62% of total capitalization. For the fiscal year ended September 30, 2007, EBITDA was 3.40 times interest expense.

On March 20, 2007, Laclede Gas filed a shelf registration on Form S-3 with the Securities and Exchange Commission for issuance of $350 million of securities, which filing became effective April 10, 2007. This filing also deregistered $65 million of securities under the Utility’s previous shelf registration statement. The full amount of this new shelf registration remains available to Laclede Gas at this time. On March 6, 2007, the Utility received authority from the MoPSC to issue up to $500 million in first mortgage bonds, unsecured debt, and equity securities. During fiscal year 2007, pursuant to this authority, the Utility sold 110 shares of its common stock to Laclede Group for $3.8 million, leaving $496.2 million remaining under this authorization as of the date of this filing. The amount, timing and type of additional financing to be issued will depend on cash requirements and market conditions.

At September 30, 2007, Laclede Gas had fixed-rate long-term debt, including current obligations, totaling $350 million. On November 1, 2007, Laclede Gas paid at maturity $40 million principal amount of 7 1/2% First Mortgage Bonds. This maturity was funded through short-term borrowings. While the remaining long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At September 30, 2007, the maximum guarantees under these leases are $1.9 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At September 30, 2007, the carrying value of the liability recognized for these guarantees was $0.3 million.

Utility capital expenditures were $56.4 million in fiscal year 2007, compared with $57.9 million and $54.6 million for the fiscal years 2006 and 2005, respectively. Utility capital expenditures are expected to be approximately $59 million in fiscal year 2008.

Capitalization at September 30, 2007, excluding current obligations of long-term debt and preferred stock, consisted of 52.7% common stock equity, 0.1% preferred stock, and 47.2% long-term debt.

Laclede Gas’ ratio of earnings to fixed charges was 2.3 for fiscal year 2007, 2.2 for fiscal year 2006, and 2.6 for fiscal year 2005.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

CONTRACTUAL OBLIGATIONS

As of September 30, 2007, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
Principal Payments on Long-Term Debt	$350.0	$40.0	$—	$25.0	$285.0
Interest Payments on Long-Term Debt	402.2	21.0	39.0	36.6	305.6
Operating Leases (a)	12.6	4.8	6.3	1.5	—
Purchase Obligations – Natural Gas (b)	307.0	150.4	64.9	44.4	47.3
Purchase Obligations – Other (c)	113.1	15.2	18.5	16.3	63.1
Total (d)	$1,184.9	$231.4	$128.7	$123.8	$701.0

(a)
Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b)
These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2007 New York Mercantile Exchange futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operating of its Purchased Gas Adjustment Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(d)
The categories of Capital Leases and Other Long-Term Liabilities have been excluded from the table above because there are no applicable amounts of contractual obligations under these categories. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas expects to make contributions to its qualified, trusteed pension plans totaling $0.8 million in fiscal year 2008. Laclede Gas anticipates a $0.4 million contribution relative to its non-qualified pension plans during fiscal year 2008. With regard to the postretirement benefits, the Utility anticipates it will contribute $8.2 million to the qualified trusts and $0.3 million directly to participants from Laclede Gas’ funds during fiscal year 2008. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At September 30, 2007, the Utility held 38.6 million MMBtu of futures contracts at an average price of $8.45 per MMBtu. Additionally, 3.0 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through October 2008.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For a description of environmental matters, see Note 12 to the Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Laclede Gas’ internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Laclede Gas’ management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Laclede Gas’ internal control over financial reporting as of September 30, 2007. In making this assessment, management used the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that the Laclede Gas’ internal control over financial reporting was effective as of September 30, 2007. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the Laclede Gas’ internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Laclede Gas Company
St. Louis, Missouri

We have audited the internal control over financial reporting of Laclede Gas Company (a wholly-owned subsidiary of The Laclede Group, Inc.) (the “Company”) as of September 30, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements and financial statement schedule as of and for the year ended September 30, 2007 of the Company and our report dated November 28, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R), effective September 30, 2007.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
November 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Laclede Gas Company
St. Louis, Missouri

We have audited the accompanying balance sheets and statements of capitalization of Laclede Gas Company (a wholly-owned subsidiary of The Laclede Group, Inc.) (the “Company”) as of September 30, 2007 and 2006, and the related statements of income, common shareholder’s equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2007. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Laclede Gas Company as of September 30, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R), effective September 30, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 28, 2007 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
November 28, 2007

LACLEDE GAS COMPANY
STATEMENTS OF INCOME

(Thousands)
Years Ended September 30	2007	2006	2005

Operating Revenues:
Utility	$1,131,554	$1,141,011	$978,195
Other	3,415	2,305	2,288
Total Operating Revenues	1,134,969	1,143,316	980,483

Operating Expenses:
Utility
Natural and propane gas	797,924	821,721	676,931
Other operation expenses	131,798	128,180	125,364
Maintenance	24,306	21,198	19,226
Depreciation and amortization	34,080	30,904	23,036
Taxes, other than income taxes	68,361	71,038	62,859
Total Utility Operating Expenses	1,056,469	1,073,041	907,416
Other	2,914	2,316	2,318
Total Operating Expenses	1,059,383	1,075,357	909,734
Operating Income	75,586	67,959	70,749
Other Income and (Income Deductions) - Net	4,548	4,118	1,343
Interest Charges:
Interest on long-term debt	22,502	22,329	22,835
Other interest charges	11,101	10,236	4,076
Total Interest Charges	33,603	32,565	26,911
Income Before Income Taxes	46,531	39,512	45,181
Income Tax Expense	14,047	10,632	14,550
Net Income	32,484	28,880	30,631
Dividends on Redeemable Preferred Stock	43	48	55
Earnings Applicable to Common Stock	$32,441	$28,832	$30,576

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME

(Thousands)
Years Ended September 30	2007	2006	2005

Net Income	$32,484	$28,880	$30,631

Other Comprehensive Income (Loss) Before Tax:
Minimum pension liability adjustment	377	479	(1,232)
Income tax expense (benefit) related to items of other
comprehensive income (loss)	146	186	(476)
Other Comprehensive Income (Loss), Net of Tax	231	293	(756)

Comprehensive Income	$32,715	$29,173	$29,875

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
BALANCE SHEETS

(Thousands)
September 30	2007	2006

ASSETS
Utility Plant	$1,187,828	$1,149,104
Less – Accumulated depreciation and amortization	394,034	385,277
Net Utility Plant	793,794	763,827
Other Property and Investments	36,933	35,066

Current Assets:
Cash and cash equivalents	2,454	2,314
Accounts receivable:
Gas customers – billed and unbilled	102,224	91,519
Associated companies	253	10,849
Other	8,973	8,652
Allowances for doubtful accounts	(10,961)	(12,798)
Inventories:
Natural gas stored underground at LIFO cost	138,198	137,417
Propane gas at FIFO cost	19,950	19,385
Materials, supplies and merchandise at average cost	4,864	5,848
Derivative instrument assets	26,296	16,076
Unamortized purchased gas adjustments	12,813	44,381
Deferred income taxes	275	—
Prepayments and other	6,970	7,416
Total Current Assets	312,309	331,059

Deferred Charges:
Prepaid pension cost	—	65,794
Regulatory assets	285,054	185,644
Other	3,113	3,750
Total Deferred Charges	288,167	255,188

Total Assets	$1,431,203	$1,385,140

LACLEDE GAS COMPANY
BALANCE SHEETS (continued)

(Thousands)
September 30	2007	2006
CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock equity	$345,511	$339,500
Redeemable preferred stock (less current sinking fund requirements)	627	787
Long-term debt (less current portion)	309,122	349,041
Total Capitalization	655,260	689,328

Current Liabilities:
Notes payable	211,400	207,300
Accounts payable	45,084	55,765
Accounts payable - associated companies	4,065	—
Advance customer billings	25,440	31,443
Current portion of long-term debt and preferred stock	40,160	159
Wages and compensation accrued	11,532	11,151
Dividends payable	7,974	7,662
Customer deposits	15,899	16,833
Interest accrued	10,806	10,166
Taxes accrued	19,210	15,545
Deferred income taxes current	—	7,049
Other	5,342	4,596
Total Current Liabilities	396,912	367,669

Deferred Credits and Other Liabilities:
Deferred income taxes	223,192	221,523
Unamortized investment tax credits	4,200	4,437
Pension and postretirement benefit costs	63,678	20,302
Asset retirement obligations	26,054	25,988
Regulatory liabilities	39,589	33,182
Other	22,318	22,711
Total Deferred Credits and Other Liabilities	379,031	328,143
Commitments and Contingencies (Note 12)
Total Capitalization and Liabilities	$1,431,203	$1,385,140

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CAPITALIZATION

(Thousands, Except for Shares and Per Share Amounts)
September 30	2007	2006

Common Stock Equity:
Common stock, par value $1 per share and Paid-in Capital:
Authorized – 2007 and 2006, 50,000,000 shares
Issued – 2007, 10,307 shares; and 2006, 10,197 shares	$151,510	$145,527
Retained earnings	195,728	194,807
Accumulated other comprehensive loss	(1,727)	(834)
Total Common Stock Equity	345,511	339,500

Redeemable Preferred Stock, par value
$25 per share (1,480,000 shares authorized)
Issued and outstanding:
5% Series B – 2007, 25,600 shares, 2006, 31,951 shares	480	640
4.56% Series C – 2007 and 2006, 5,894 shares	147	147
Total Redeemable Preferred Stock	627	787

Long-Term Debt:
First mortgage bonds:
7-1/2% Series, due November 1, 2007	—	40,000
6-1/2% Series, due November 15, 2010	25,000	25,000
6-1/2% Series, due October 15, 2012	25,000	25,000
5-1/2% Series, due May 1, 2019	50,000	50,000
7% Series, due June 1, 2029	25,000	25,000
7.90% Series, due September 15, 2030	30,000	30,000
6% Series, due May 1, 2034	100,000	100,000
6.15% Series, due June 1, 2036	55,000	55,000
Total	310,000	350,000
Unamortized discount, net of premium, on long-term debt	(878)	(959)
Total Long-Term Debt	309,122	349,041
Total	$655,260	$689,328

Long-term debt and preferred stock dollar amounts are exclusive of current portion.

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMMON SHAREHOLDER’S EQUITY

	Common Stock Issued		Paid-in	Retained	Accum. Other Comp.
(Thousands, Except for Shares)	Shares	Amount	Capital	Earnings	Income	Total

BALANCE OCTOBER 1, 2004	10,000	$10	$136,042	$194,451	$(371)	$330,132
Net income	—	—	—	30,631	—	30,631
Dividends declared:
Common stock	—	—	—	(29,003)	—	(29,003)
Preferred stock	—	—	—	(55)	—	(55)
Tax benefit – stock compensation	—	—	227	—	—	227
Other comprehensive income (loss)	—	—	—	—	(756)	(756)
Issuance of common stock to and paid-in capital contributions from Laclede Group	89	—	4,102	—	—	4,102
BALANCE SEPTEMBER 30, 2005	10,089	$10	$140,371	$196,024	$(1,127)	$335,278
Net income	—	—	—	28,880	—	28,880
Dividends declared:
Common stock	—	—	—	(30,049)	—	(30,049)
Preferred stock	—	—	—	(48)	—	(48)
Stock-based compensation costs	—	—	1,351	—	—	1,351
Tax benefit – stock compensation	—	—	73	—	—	73
Other comprehensive income (loss)	—	—	—	—	293	293
Issuance of common stock to and paid-in
capital contributions from Laclede Group	108	—	3,722	—	—	3,722
BALANCE SEPTEMBER 30, 2006	10,197	$10	$145,517	$194,807	$(834)	$339,500
Net income	—	—	—	32,484	—	32,484
Dividends declared:
Common stock	—	—	—	(31,520)	—	(31,520)
Preferred stock	—	—	—	(43)	—	(43)
Stock-based compensation costs	—	—	1,912	—	—	1,912
Tax benefit – stock compensation	—	—	263	—	—	263
Other comprehensive income (loss)	—	—	—	—	231	231
Issuance of common stock to and paid-in capital contributions from Laclede Group	110	—	3,808	—	—	3,808
Adoption of SFAS No. 158, net of tax	—	—	—	—	(1,124)	(1,124)
BALANCE SEPTEMBER 30, 2007	10,307	$10	$151,500	$195,728	$(1,727)	$345,511

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS

(Thousands)
Years Ended September 30	2007	2006	2005

Operating Activities:
Net Income	$32,484	$28,880	$30,631
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Depreciation and amortization	34,080	30,904	23,036
Deferred income taxes and investment tax credits	(11,545)	24,809	1,220
Other – net	1,359	1,491	500
Changes in assets and liabilities:
Accounts receivable – net	(2,267)	(24,851)	4,408
Unamortized purchased gas adjustments	31,568	(13,120)	(11,643)
Deferred purchased gas costs	13,381	(114,686)	44,575
Accounts payable	(6,616)	(20,573)	30,999
Advance customer billings – net	(6,003)	755	7,068
Taxes accrued	3,665	(9,445)	7,321
Natural gas stored underground	(781)	22,162	(27,854)
Other assets and liabilities	(10,253)	1,939	3,155
Net cash provided by (used in) operating activities	79,072	(71,735)	113,416

Investing Activities:
Capital expenditures	(56,434)	(57,925)	(54,621)
Other investments	921	(2,671)	(614)
Net cash used in investing activities	(55,513)	(60,596)	(55,235)

Financing Activities:
Issuance of first mortgage bonds	—	55,000	—
Maturity/redemption of first mortgage bonds	—	(40,000)	(25,000)
Issuance (repayment) of short-term debt - net	4,100	143,700	(7,780)
Dividends paid	(31,245)	(29,811)	(28,896)
Issuance of common stock to and paid-in capital contributions
from Laclede Group	3,808	3,722	4,102
Preferred stock reacquired	(159)	(63)	(244)
Other	77	(606)	—
Net cash (used in) provided by financing activities	(23,419)	131,942	(57,818)

Net Increase (Decrease) in Cash and Cash Equivalents	140	(389)	363
Cash and Cash Equivalents at Beginning of Year	2,314	2,703	2,340
Cash and Cash Equivalents at End of Year	$2,454	$2,314	$2,703

Supplemental Disclosure of Cash Paid During the Year for:
Interest	$31,776	$32,298	$26,848
Income taxes	6,734	6,987	3,184

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The financial statements include the accounts of Laclede Gas Company (Laclede Gas or the Utility).
In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ Balance Sheet have not been eliminated from the Laclede Gas financial statements.
Laclede Gas is a wholly-owned subsidiary of The Laclede Group, Inc. (Laclede Group or the Company). Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates. Also, Laclede Group may charge or reimburse Laclede Gas for certain tax-related amounts. Unpaid balances relating to these activities are reflected in the Laclede Gas Balance Sheets as Accounts Receivable-Associated Companies or as Accounts Payable-Associated Companies. Additionally, Laclede Gas may, on occasion, borrow funds from or lend funds to affiliated companies. Unpaid balances relating to these arrangements, if any, are reflected in Notes Receivable-Associated Companies or Notes Payable-Associated Companies.
NATURE OF OPERATIONS - Laclede Gas is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.1 million, including the City of St. Louis and parts of ten other counties in eastern Missouri. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.
UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses.
Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2007, 2006 and 2005 averaged 3.1%, 3.0% and 2.5%, respectively, of the original cost of depreciable and amortizable property.
Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility’s removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs were included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility’s depreciation reserve, amounting to $3.4 million annually. In January 2005, the Commission issued an Order in the Utility’s 1999 rate case relative to the calculation of its depreciation rates with regard to cost of removal. In accordance with the provisions of the Order, Laclede Gas increased certain of its depreciation rates effective February 1, 2005, resulting in higher annual depreciation expense totaling $2.3 million. That same Order also required that operating expenses related to actual removal costs, which the Utility began expensing as incurred in fiscal year 2002, be reduced by $2.3 million annually. As such, the Order had no effect on income or the recovery of depreciation expenses between February 2005 and the subsequent settlement of the Utility’s 2005 rate proceeding that fully implemented Laclede Gas’ depreciation method that was confirmed by the Commission in January 2005.
Pursuant to the terms of the 2005 rate case settlement, higher depreciation rates became effective January 1, 2006, reflecting, in part, an accrual for future removal costs, including costs related to interim retirements. Concurrent with implementation of new depreciation rates on January 1, 2006, Laclede Gas ceased expensing all removal costs, net of salvage, as incurred and discontinued an annual $3.4 million negative amortization of a portion of the Utility’s depreciation reserve, as previously ordered by the MoPSC. Consistent with SFAS No. 71, the Utility records accruals for asset removal costs that are provided for through depreciation expense with credits to Regulatory Liabilities. When Laclede Gas retires depreciable utility plant and equipment, it charges the associated original costs to Accumulated Depreciation and Amortization, and any related removal costs incurred are charged to Regulatory Liabilities. The regulatory liability for accrued asset removal costs represents amounts recovered through rates in excess of actual costs incurred. In the rate setting process, the regulatory liability is deducted from the rate base upon which the Utility has the opportunity to earn its allowed rate of return.
ASSET RETIREMENT OBLIGATIONS – In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” and FIN 47, “Accounting for Conditional Asset Retirement Obligations,” Laclede Gas records legal obligations associated with the retirement of long-lived assets in the period in which the obligations are incurred, if sufficient information exists to reasonably estimate the fair value of the obligations. Obligations are recorded as both a cost of the related long-lived asset and as a corresponding liability. Subsequently, the asset retirement costs are depreciated over the life of the asset and the asset retirement obligations are accreted to the expected settlement amounts. The Utility has recorded asset retirement obligations associated with certain safety requirements to purge and seal gas distribution mains upon retirement, the plugging and abandonment of storage wells and other storage facilities, specific service line obligations, and certain removal and disposal obligations related to components of Laclede Gas’ distribution system and general plant. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation, as defined by SFAS No. 143 and FIN 47, does not exist. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable under SFAS No. 143 and FIN 47 is a timing difference between recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, consistent with SFAS No. 71, these differences are deferred as regulatory liabilities.
Laclede Gas first adopted the provisions of FIN 47 on September 30, 2006. Upon adoption, the Utility recorded Asset Retirement Obligations of $26.0 million and increased the carrying value of the related assets by $3.3 million (reflecting an increase in gross plant of $6.8 million reduced by accumulated depreciation totaling $3.5 million). The remaining $22.7 million represents the cumulative effect of adoption and was recorded as a reduction to Regulatory Liabilities pursuant to SFAS No. 71. Had FIN 47 been applied to prior periods, the asset retirement obligations as of September 30, 2005 would have been $24.4 million.
The following table presents a reconciliation of the beginning and ending balances of Asset Retirement Obligations reported in the Balance Sheets:

Thousands
Balance at September 30, 2006	$25,988
Liabilities incurred during the period	603
Liabilities settled during the period	(2,372)
Accretion	1,504
Revisions in estimated cash flows	331
Balance at September 30, 2007	$26,054

REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71. This Statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Balance Sheets as of September 30:

(Thousands)	2007	2006

Regulatory Assets:
Future income taxes due from customers	$85,476	$79,061
Pension and postretirement benefit costs	151,163	46,319
Unamortized purchased gas adjustments	12,813	44,381
Purchased gas costs	29,457	42,838
Compensated absences	7,104	6,944
Cold weather rule	6,952	4,700
Other	4,902	5,782
Total Regulatory Assets	$297,867	$230,025
Regulatory Liabilities:
Unamortized investment tax credits	$4,200	$4,437
Accrued cost of removal	33,238	28,928
Other	6,351	4,254
Total Regulatory Liabilities	$43,789	$37,619

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Amortization of these costs totaled$5.4 million from December 27, 1999 through September 30, 2007. Previously deferred costs of $2.1 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment. Amortization of these costs totaled$1.6 million from December 27, 1999 through September 30, 2007.
NATURAL GAS STORED UNDERGROUND - Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2007 exceeded the LIFO cost by $4.3 million and at September 30, 2006 exceeded the LIFO cost by $39.3 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.
REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its utility operating revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at September 30, 2007 and 2006, for the Utility, were $11.9 million and $13.8 million, respectively.
PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT – The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. To better match customer billings with market natural gas prices, the Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Laclede Gas has a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. The MoPSC clarified that costs, cost reductions, and carrying costs associated with the Utility’s use of natural gas financial instruments are gas costs recoverable through the PGA mechanism. As part of the settlements of the Utility’s 2005 and 2007 rate cases, the following modifications were made to Laclede Gas’ PGA Clause:
•
Previously, the Utility’s tariffs allowed for scheduled gas cost adjustments in the months of November, January, March and June. Effective October 1, 2005, the tariffs allow the Utility flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months.

•
Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

•
In its 2002 rate case, the MoPSC approved a plan applicable to the Utility’s gas supply commodity costs under which it could retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. This gas supply cost management program required that if Laclede Gas’ retention of cost savings reached $5 million, the Utility would retain 1% of any remaining cost savings. The settlement of the Utility’s 2005 rate case continued the plan, with certain modifications. The settlement of the Utility’s 2007 rate case provides certain modifications to the plan, including a provision that allows the Utility to retain 10% of cost savings, up to a maximum of $3.0 million annually, commencing October 1, 2007. Laclede Gas did not record any income under the plan during the past three years. Income recorded under the plan, if any, is included in the Utility Operating Revenues on the Statements of Income.
Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs and cost reductions associated with the use of financial instruments and gas inventory carrying costs), amounts due to or from customers related to operation of the gas supply cost management program, and carrying costs on such over-or under-recoveries are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as a current asset or current liability and recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings. Effective October 1, 2007, the PGA Clause also provides for the treatment of income from off-system sales and capacity release revenues, as described below.
OFF-SYSTEM SALES - In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retained all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million were shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. Pursuant to the settlement of the 2007 rate case, the pre-tax amounts in excess of $12 million to be shared with customers resulting from amounts earned in fiscal years 2006 and 2007, totaling approximately $7 million, will be flowed back to customers over an annual period commencing in November 2007. In addition, the portion of pre-tax income to be shared with customers was increased beginning October 1, 2007. The customer share of such income will be determined in accordance with the table below. The difference between the actual amount allocated to customers for each fiscal year and the estimated amount assumed in PGA rates will be recovered from or credited to customers over an annual period commencing in the subsequent November.

Pre-tax Income	Customer Share	Company Share
First $2 million	85%	15%
Next $2 million	80%	20%
Next $2 million	75%	25%
Amounts exceeding $6 million	70%	30%

INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts.
Laclede Gas’ investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.
Laclede Group files a consolidated federal income tax return and allocates current and deferred income taxes to Laclede Gas and its other subsidiaries as if each entity were a separate taxpayer.
CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.
GROSS RECEIPTS AND SALES TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues were $51.8 million, $53.0 million, and $44.2 million for fiscal years 2007, 2006, and 2005, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes Other Than Income line.
Sales taxes imposed on applicable Utility sales are billed to customers. These amounts are not recorded in the Statements of Income, but are recorded as tax collections payable and included in Other Current Liabilities in the Balance Sheets.
ALLOWANCES FOR DOUBTFUL ACCOUNTS - Estimates of the collectibility of trade accounts receivables are based on historical trends, age of receivables, economic conditions, credit risk of specific customers and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. Beginning in fiscal 2006, as approved by the MoPSC, the Utility is allowed to defer for future recovery uncollectible expenses associated with amendments to the Cold Weather Rule.
GROUP MEDICAL AND WORKERS’ COMPENSATION RESERVES – Laclede Gas self-insures its group medical and workers’ compensation costs and carries stop-loss coverage in relation to medical claims and workers’ compensation claims. Reserves for amounts incurred but not reported are established based on historical cost levels and lags between occurrences and reporting.

STOCK-BASED COMPENSATION – Officers and employees of Laclede Gas, as determined by the Compensation Committee of Laclede Group’s Board of Directors, are eligible to be selected for awards under the Laclede Group 2006 Equity Incentive Plan, which replaced the Laclede Group 2003 Equity Incentive Plan. Grants of awards may be earned by achieving performance objectives and/or other criteria as determined by the Compensation Committee. Awards may include restricted stock, restricted stock units, qualified and non-qualified stock options, stock appreciation rights, and performance shares payable in stock, cash, or a combination of both. The 2006 Plan generally provides a minimum vesting period of at least three years for each type of award. For Laclede Group’s non-employee directors, shares are awarded under the Restricted Stock Plan for Non-Employee Directors. These awards vest depending upon the participant’s age upon entering the plan and years of service as a director. Shares of Laclede Gas common stock, which are 100% owned by Laclede Group, are not transacted under the plans. Laclede Group accounts for awards under these plans in accordance with the recognition and measurement principles of SFAS No. 123(R), “Share-Based Payment,” and allocates applicable compensation costs to its subsidiaries. For awards made to its employees, the Utility records its allocation of compensation cost from Laclede Group with a corresponding increase to additional paid-in capital. Through fiscal year 2005, Laclede Group accounted for the plans in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and provided disclosures in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Pursuant to this guidance, Laclede Group only recorded compensation cost related to restricted stock. Laclede Group was not required to recognize compensation cost (or allocate compensation cost to the Utility) for stock options because all options granted under the Equity Incentive Plan had an exercise price equal to the market value of Laclede Group’s common stock on the date of the grant. Laclede Group implemented SFAS No. 123(R) on a modified prospective basis effective October 1, 2005.
Total compensation cost for share-based awards that has been allocated to the Utility and charged against net income was $1.5 million and $1.0 million for fiscal years 2007 and 2006, respectively. Compensation cost capitalized as part of fixed assets was $0.5 million and $0.4 million for fiscal years 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for share-based payment arrangements was approximately $0.6 million and $0.4 million for fiscal years 2007 and 2006, respectively. Compensation cost charged against net income and the related income tax benefits recorded in fiscal year 2005 were not material. As of September 30, 2007, there was approximately $3.0 million in unrecognized compensation cost related to nonvested share-based compensation arrangements (options and restricted stock) that is expected to be allocated to the Utility over a weighted average period of 2.2 years.
NEW ACCOUNTING STANDARDS – In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections.” This Statement replaces Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented as an adjustment to the balances of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. Adoption of SFAS No. 154 on October 1, 2006 had no effect on the Utility’s financial position or results of operations.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125.” SFAS No. 155 permits the fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Adoption of SFAS No. 155 on October 1, 2006 had no effect on the Utility’s financial position or results of operations.
In June 2006, the FASB issued Interpretation Number 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Under FIN 48, Laclede Gas may recognize the tax benefit from a tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Utility will adopt FIN 48 as of the beginning of the first quarter of fiscal year 2008. The Utility is currently evaluating the provisions of this Interpretation.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to the Laclede Group’s stock-based compensation plans accounted for in accordance with SFAS No. 123(R), “Share-Based Payment.” This Statement will be effective for the Utility as of the beginning of fiscal year 2009. Laclede Gas is currently evaluating the provisions of this Statement.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement amends FASB Statements No. 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and No. 132 (revised 2003), “Employers’ Disclosure About Pensions and Other Postretirement Benefits.” Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Prior accounting standards allowed an employer to delay recognition of certain economic events that affected the costs of providing postretirement benefits and to disclose the overfunded or underfunded status of a plan in the notes to the financial statements. This Statement eliminates the delayed recognition of actuarial gains and losses and the prior service costs and credits that arise during the period and requires employers to recognize these items as components of other comprehensive income, net of tax. Laclede Gas adopted the recognition and disclosure provisions of this Statement effective September 30, 2007. For details on the impact of adoption of this Statement and the required disclosures, see Note 2, “Pension Plans and Other Postretirement Benefits.” The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. This requirement will be effective for the Utility as of the end of fiscal year 2009. In conjunction with adoption of this provision of SFAS No. 158, the Utility will be required to change its valuation date for its pension and other postretirement plans from June 30 to September 30. The Utility is currently evaluating the impact of adoption of the change in measurement date on its financial statements.
In September 2006, the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 108, “Financial Statements-Concerning the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of assessing materiality. SAB 108 establishes a dual approach that requires quantification of financial statement errors based on the effects of the error on the Utility’s financial statements and the related financial statement disclosures. The Utility’s adoption of SAB 108 in the fourth quarter of fiscal year 2007 had no effect on its financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. Upon adoption of SFAS No. 159, entities are permitted to choose, at specified election dates, to measure eligible items at fair value (fair value option). Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting date. The decision about whether to elect the fair value option is applied instrument by instrument with few exceptions. The decision is also irrevocable (unless a new election date occurs) and must be applied to entire instruments and not to portions of instruments. SFAS No. 159 requires that cash flows related to items measured at fair value be classified in the statement of cash flows according to their nature and purpose as required by SFAS No. 95, “Statement of Cash Flows” (as amended). SFAS No. 159 is effective for the Utility as of the beginning of fiscal year 2009. Laclede Gas is currently evaluating the provisions of this Statement.
In June 2007, the FASB ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This Issue addresses how an entity should recognize the tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No. 123(R). The Task Force reached a consensus that such tax benefits should be recognized as an increase in additional paid-in capital. This EITF Issue also addresses how the accounting for these tax benefits is affected if an entity’s estimate of forfeitures changes in subsequent periods. This EITF Issue is effective for Laclede Gas as of the beginning of fiscal year 2009. The Utility is currently evaluating the provisions of this EITF Issue.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

In September 2007, the Utility adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement amends FASB Statements No. 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and No. 132 (revised 2003), “Employers’ Disclosure About Pensions and Other Postretirement Benefits.” Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Prior accounting standards allowed an employer to delay recognition of certain economic events that affected the costs of providing postretirement benefits and to disclose the overfunded or underfunded status of a plan in the notes to the financial statements. This Statement eliminates the delayed recognition of actuarial gains and losses and prior service costs and credits that arise during the period and requires employers to recognize these items as components of other comprehensive income, net of tax. Additional minimum pension liabilities and related intangible assets are derecognized upon adoption of this Statement. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. This requirement will be effective for the Utility as of the end of fiscal year 2009. The Utility currently uses a June 30 valuation date for its benefit plans.
For the Utility, the amount of expense recognized and the amounts reflected in other comprehensive income are dependent upon the regulatory treatment provided for such costs. Accordingly, consistent with SFAS No. 71, the impact of adoption of SFAS No. 158 on accumulated other comprehensive income for the Utility’s qualified pension plans and postretirement benefit plans was deferred with entries to Regulatory Assets.
The incremental effects of adoption of SFAS No. 158 on individual line items of the Balance Sheet at September 30, 2007 are as follows:

(Thousands)	Prior to SFAS No. 158 Adoption	Adjustments	After SFAS No. 158 Adoption

Deferred Charges:
Prepaid pension cost	$51,962	$(51,962)	$—
Regulatory assets	190,254	94,800	285,054
Other	3,636	(523)	3,113
Common stock equity:
Accumulated other comprehensive income (loss) *	(603)	(1,124)	(1,727)
Current Liabilities:
Other	4,642	700	5,342
Deferred Credits and Other Liabilities:
Deferred income taxes	223,900	(708)	223,192
Pension and postretirement benefit costs	20,231	43,447	63,678

* Appears on the Statements of Capitalization

SFAS No. 158 does not permit retrospective application. Accordingly, the Balance Sheet at September 30, 2006 has not been restated for the adoption of SFAS No. 158.

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee’s compensation during the highest three years of the last ten years of employment. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.
Pension costs in 2007, 2006 and 2005 amounted to $5.5, $5.4, and $4.5 million, respectively. These costs include amounts capitalized with construction activities.
The net periodic pension costs include the following components:

(Thousands)	2007	2006	2005

Service cost – benefits earned during the period	$12,422	$14,761	$11,196
Interest cost on projected benefit obligation	17,929	16,704	15,977
Expected return on plan assets	(20,295)	(20,782)	(21,164)
Amortization of prior service cost	1,143	1,175	1,234
Amortization of actuarial loss	3,673	6,912	2,921
Sub-total	$14,872	$18,770	$10,164
Loss on lump-sum settlement	803	—	—
Regulatory adjustment	(10,131)	(13,417)	(5,635)

Net pension cost	$5,544	$5,353	$4,529

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a MoPSC Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. Lump sum payments recognized as settlements during the twelve months ended September 30, 2007 were $3.0 million. No lump-sum payments were recognized as settlements in fiscal years 2006 and 2005.
Changes in the minimum pension liability resulted in charges/(credits) to Other Comprehensive Income of $(0.4) million in fiscal year 2007, $(3.6) million in fiscal year 2006, and $4.3 million in fiscal year 2005, excluding the effect of regulatory treatment.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an annual allowance of $3.4 million, effective July 1, 2003, $4.1 million effective October 1, 2005, and $4.8 million effective August 1, 2007. The difference between these amounts and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or liability.
The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation at September 30:

(Thousands)	2007	2006

Benefit obligation at beginning of year	$282,060	$327,202
Service cost	12,422	14,761
Interest cost	17,929	16,704
Actuarial (gain) loss	1,407	(48,453)
Gross benefits paid *	(20,553)	(28,154)

Benefit obligation at end of year	$293,265	$282,060

Accumulated benefit obligation at end of year	$231,719	$223,327

* Includes $(3,021) in lump-sum payments recognized as settlements in fiscal year 2007. No lump-sum payments were recognized as settlements in fiscal year 2006.

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets at September 30:

(Thousands)	2007	2006

Fair value of plan assets at beginning of year	$246,136	$272,782
Actual return on plan assets	33,515	(96)
Employer contributions	1,182	1,604
Gross benefits paid *	(20,553)	(28,154)
Fair value of plan assets at end of year	$260,280	$246,136

Funded status of plans	$(32,985)	$(35,924)
Fourth quarter contribution adjustment	261	56
Funded status, end of year	$(32,724)	$(35,868)

* Includes $(3,021) in lump-sum payments recognized as settlements in fiscal year 2007. No lump-sum payments were recognized as settlements in fiscal year 2006.

The following table sets forth the amounts recognized in the Balance Sheet at September 30, 2007:

(Thousands)

Noncurrent assets	$—
Current liabilities	(400)
Noncurrent liabilities	(32,324)
Total	$(32,724)

Pre-tax amounts recognized in Accumulated Other Comprehensive Income not yet recognized as components of net periodic pension cost consist of:
Net actuarial loss	$67,486
Prior service costs	12,332
Sub-total	79,818
Adjustments for amounts included in Regulatory Assets	(77,004)
Total	$2,814

At September 30, 2007, the following pre-tax amounts are expected to be amortized from Accumulated Other Comprehensive Income into net periodic pension cost during fiscal year 2008:

(Thousands)

Amortization of net actuarial loss	$3,165
Amortization of prior service cost	1,088
Sub-total	4,253
Regulatory adjustment	(4,081)
Total	$172

The following table reconciles the funded status of the plans with the amounts recognized in the Balance Sheet at September 30, 2006:

(Thousands)

Funded status, end of year	$(35,868)
Unrecognized net actuarial loss	83,776
Unrecognized prior service cost	13,475
Net amount recognized	$61,383

Amounts recognized in the Balance Sheet consist of:
Prepaid pension cost	$65,794
Accrued benefit liability	(10,558)
Intangible asset	577
Regulatory adjustment	4,211
Accumulated other comprehensive income	1,359
Net amount recognized at end of year	$61,383

The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date.
The assumptions used to calculate net periodic pension costs are as follows:

	2007	2006	2005

Weighted average discount rate	6.25%	5.00%	6.25%
Weighted average rate of future compensation increase	3.50%	3.00%	3.25%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.50%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.
      The assumptions used to calculate the benefit obligations are as follows:

	2007	2006

Weighted average discount rate	6.25%	6.25%
Weighted average rate of future compensation increase	3.50%	3.50%

      Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

(Thousands)	2007	2006

Projected benefit obligation	$293,265	$282,060
Fair value of plan assets	260,280	246,136

Accumulated benefit obligation	24,431	23,988
Fair value of plan assets	12,795	13,769

Following are the targeted and actual plan assets by category:

	2008	2007	2006
	Target	Actual	Actual

Equity Securities	50%	50%	50%
Debt Securities	50%	50%	50%
Total	100%	100%	100%

Laclede Gas’ investment policy is designed to preserve, to the extent possible, the current funded status of the plan and minimize contributions to the trusts. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas’ tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with the policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas generally rebalances plan assets quarterly if the actual allocation deviates from the target allocation by more than 2%.
Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Pensions from Qualified Trust	Pensions from Laclede Gas Funds

2008	$14.5	$0.4
2009	15.1	0.5
2010	16.2	0.5
2011	18.2	0.6
2012	20.0	0.7
2013 – 2017	162.8	3.5

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal year 2008 are anticipated to be $0.8 million into the qualified trusts, and $0.4 million into the non-qualified plans.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs in 2007, 2006 and 2005 amounted to $7.8 million, $8.9 million, and $8.0 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

(Thousands)	2007	2006	2005

Service cost - benefits earned during the period	$4,063	$3,985	$3,379
Interest cost on accumulated postretirement
benefit obligation	3,599	2,959	3,303
Expected return on plan assets	(1,723)	(1,358)	(1,274)
Amortization of transition obligation	136	327	578
Amortization of prior service cost	(2,328)	(36)	(32)
Amortization of actuarial loss	3,245	1,273	868
Regulatory adjustment	851	1,713	1,181
Net postretirement benefit cost	$7,843	$8,863	$8,003

Pursuant to the Commission’s Order in the Utility’s 2002 rate case and affirmed in the 2005 and 2007 rate cases, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 and 2005 rate cases, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case, which based the amortization of gains and losses on a five-year average of gains and losses. The difference between this amount and postretirement benefit expense as calculated pursuant to the above was deferred as a regulatory asset or liability. In the 2007 rate case, the Commission ordered that the recovery in rates is based on an annual allowance of $7.6 million, effective August 1, 2007. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or liability.
The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)	2007	2006

Benefit obligation at beginning of year	$55,584	$57,644
Service cost	4,063	3,985
Interest cost	3,599	2,959
Plan amendments	—	(15,410)
Actuarial loss	1,551	10,992
Gross benefits paid	(4,686)	(4,586)
Benefit obligation at end of year	$60,111	$55,584

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets at September 30:

(Thousands)	2007	2006

Fair value of plan assets at beginning of year	$21,179	$17,034
Actual return on plan assets	2,947	838
Employer contributions	5,557	7,893
Gross benefits paid	(4,686)	(4,586)
Fair value of plan assets at end of year	$24,997	$21,179

Funded status of plans	$(35,114)	$(34,405)
Fourth quarter contribution adjustment	3,460	1,947
Funded status, end of year	$(31,654)	$(32,458)

The following table sets forth the amounts recognized in the Balance Sheet at September 30, 2007:

(Thousands)
Noncurrent assets	$—
Current liabilities	(300)
Noncurrent liabilities	(31,354)
Total	$(31,654)

Pre-tax amounts recognized in Accumulated Other
Comprehensive Income not yet recognized as components
of net periodic postretirement benefit cost consist of:
Net actuarial loss	$33,170
Prior service credit	(11,988)
Transition obligation	807
Sub-total	21,989
Adjustment for amounts included in Regulatory Assets	(21,989)
Total	$—

    At September 30, 2007, the following pre-tax amounts are expected to be amortized from Accumulated Other Comprehensive Income into net periodic postretirement benefit cost during fiscal year 2008:

(Thousands)
Amortization of net actuarial loss	$2,984
Amortization of prior service credit	(2,327)
Amortization of transition obligation	136
Sub-total	793
Regulatory adjustment	(793)
Total	$—

    The following table reconciles the funded status of the plans with the amounts recognized in the Balance Sheet at September 30, 2006:

(Thousands)
Funded status at end of year	$(32,458)
Unrecognized net actuarial loss	36,088
Unrecognized prior service cost	(14,316)
Unrecognized net transition obligation	943
Net amount recognized at end of year
as postretirement benefit cost	$(9,743)

The accumulated postretirement benefit obligation and the fair value of plan assets are based on a June 30 measurement date.
The assumptions used to calculate net periodic postretirement benefit costs are as follows:

	2007	2006	2005

Weighted average discount rate	6.25%	5.00%	6.25%
Weighted average rate of future compensation increase	3.50%	3.00%	3.25%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.50%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

	2007	2006

Weighted average discount rate	6.25%	6.25%
Weighted average rate of future compensation increase	3.75%	3.50%

The assumed medical cost trend rates at September 30 are as follows:

	2007	2006
Medical cost trend assumed for next year	8.00%	8.00%
Rate to which the medical cost trend rate is assumed to decline
(the ultimate medical cost trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend	2011	2010

The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

(Thousands)	1% Increase	1% Decrease
Effect on net periodic postretirement benefit cost	$720	$(630)
Effect on accumulated postretirement benefit obligation	2,930	(2,660)

Following are the targeted and actual plan assets by category:

	2008	2007	2006
	Target	Actual	Actual

Equity Securities	60%	58%	55%
Debt Securities	40%	42%	45%
Total	100%	100%	100%

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association and Rabbi trusts as its external funding mechanisms. Laclede Gas’ investment policy seeks to maximize investment returns consistent with Laclede Gas’ tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas’ current investment policy targets an asset allocation of 60% to equity securities and 40% to debt securities, excluding cash held in short-term debt securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund which is rebalanced on an ongoing basis to the target allocation.
Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:
(Millions)	Benefits Paid from Qualified Trust	Benefits Paid from Laclede Gas Funds

2008	$4.0	$0.3
2009	4.1	0.3
2010	4.3	0.3
2011	4.3	0.3
2012	4.5	0.3
2013 – 2017	26.8	1.7

Laclede Gas’ funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to SFAS No. 106 as recovered in rates. Contributions to the postretirement plans in fiscal year 2008 are anticipated to be $8.2 million to the qualified trusts, and $0.3 million paid directly to participants from Laclede Gas funds.

Other Plans

Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to $3.0 million, $3.0 million and $2.9 million for fiscal years 2007, 2006 and 2005, respectively.

3.	COMMON STOCK AND PAID-IN CAPITAL

Laclede Gas issued 110 and 108 shares of its common stock to Laclede Group during fiscal years 2007 and 2006, respectively, as described below. Total shares of common stock outstanding were 10,307 and 10,197 at September 30, 2007 and 2006, respectively.
Common stock and paid-in capital increased $6.0 million and $5.1 million in 2007 and 2006, respectively. These increases were primarily due to the issuance of common stock to Laclede Group and stock-based compensation costs allocated to Laclede Gas from Laclede Group in both periods.
Laclede Gas periodically sold shares of its stock to Laclede Group at prices per share equal to book value on the last day of the quarter preceding each sale. Laclede Gas sold 110 shares to Laclede Group for $3.8 million during fiscal 2007, 108 shares totaling $3.7 million during fiscal 2006, and 89 shares for $3.1 million during fiscal 2005. The proceeds from all the sales were used to reduce short-term borrowings. Exemption from registration for all of the sales was claimed under Section 4(2) of the Securities Act of 1933.
On March 20, 2007, Laclede Gas filed a shelf registration on Form S-3 with the SEC for issuance of $350 million of securities, which filing became effective April 10, 2007. This filing also deregistered $65 million of securities under the Utility’s previous shelf registration statement. The full amount of this new shelf registration remains available to Laclede Gas at this time. On March 6, 2007, the Utility received authority from the MoPSC to issue up to $500 million in first mortgage bonds, unsecured debt, and equity securities. During fiscal year 2007, pursuant to this authority, the Utility sold 110 shares of its common stock to Laclede Group for $3.8 million, leaving $496.2 million remaining under this authorization as of the date of this filing. The amount, timing and type of additional financing to be issued will depend on cash requirements and market conditions.

4.	REDEEMABLE PREFERRED STOCK

The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas Board of Directors. The redemption price is equal to par of $25.00 per share.
During 2007, 6,351 shares of 5% Series B preferred stock were called to meet sinking fund requirements. During 2006, 97 shares of 5% Series B preferred stock and 12 shares of 4.56% Series C preferred stock were reacquired and 2,404 shares of 5% Series B preferred stock were called to meet sinking fund requirements.
Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2007 are $0.2 million per year in 2008 through 2011, and none in 2012.

5.	LONG-TERM DEBT

Maturities on long-term debt, including current portion, for the five fiscal years subsequent to
September 30, 2007 are as follows:

2008	$40 million	(Paid at maturity on November 1, 2007)
2009	—
2010	—
2011	$25 million
2012	—

On March 20, 2007, Laclede Gas filed a shelf registration on Form S-3 with the SEC for issuance of $350 million of securities, which filing became effective April 10, 2007. This filing also deregistered $65 million of securities under the Utility’s previous shelf registration statement. The full amount of this new shelf registration remains available to Laclede Gas at this time. On March 6, 2007, the Utility received authority from the MoPSC to issue up to $500 million in first mortgage bonds, unsecured debt, and equity securities. During fiscal year 2007, pursuant to this authority, the Utility sold 110 shares of its common stock to Laclede Group for $3.8 million, leaving $496.2 million remaining under this authorization as of the date of this filing. The amount, timing and type of additional financing to be issued will depend on cash requirements and market conditions.
In June 2006, Laclede Gas sold $55 million principal amount of First Mortgage Bonds, 6.15% Series, due June 1, 2036. The net proceeds of approximately $54.4 million from this sale were used to reduce short-term debt (including that incurred to fund the redemption at maturity of $40 million of 8 5/8% Series First Mortgage Bonds on May 15, 2006) and for general corporate purposes.
Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. The mortgage contains several restrictions on Laclede Gas’ ability to pay cash dividends on its common stock. These provisions are applicable regardless of whether the stock is publicly held or, as has been the case since the formation of The Laclede Group, held solely by the Utility’s parent company. Under the most restrictive of these provisions, no cash dividend may be declared or paid if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953, would exceed a maximum amount determined by a formula set out in the mortgage. Under that formula, the maximum amount is the sum of $8 million plus earnings applicable to common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953, to the last day of the quarter before the declaration or payment date for the dividends. As of September 30, 2007 and 2006, the amount under the mortgage’s formula that was available to pay dividends was $263 million and $258 million, respectively. Thus, all of the Utility’s retained earnings were free from such restrictions as of those dates.

6.	NOTES PAYABLE AND CREDIT AGREEMENTS

Throughout fiscal year 2007, Laclede Gas had a line of credit in place of $320 million, which expires in December 2010. In November 2007, the Utility established a seasonal line of credit of $40 million, which will expire in March 2008.
Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2007, the Utility’s short-term borrowing requirements, which peaked at $262.1 million, were generally met by the sale of commercial paper. During the last quarter of the fiscal year, due to disruptions in the commercial paper market, Laclede Gas drew on its bank line to replace higher-cost commercial paper, up to a maximum of $70 million. All such borrowings were repaid prior to September 30, 2007, as the commercial paper market returned to more normal conditions. Laclede Gas had $211.4 million in commercial paper outstanding as of September 30, 2007, at a weighted average interest rate of 5.5% per annum, and $207.3 million outstanding as of September 30, 2006, at a weighted average interest rate of 5.3% per annum.
Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2007, total debt was 62% of total capitalization. For the fiscal year ended September 30, 2007, EBITDA was 3.40 times interest expense.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2007 and 2006 are as follows:

	Carrying	Fair
(Thousands)	Amount	Value

2007:
Cash and cash equivalents	$2,454	$2,454
Short-term debt	211,400	211,400
Long-term debt, including current portion	349,122	356,964
Redeemable preferred stock, including current sinking fund requirements	787	756

2006:
Cash and cash equivalents	$2,314	$2,314
Short-term debt	207,300	207,300
Long-term debt	349,041	367,471
Redeemable preferred stock, including current sinking fund requirements	946	946

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these instruments. Fair values of long-term debt and preferred stock are estimated based on market prices for similar issues.

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of income taxes, recognized in the Balance Sheets at September 30 were as follows:

(Thousands)	Minimum Pension Liability Adjustment	Defined Benefit Pension and Other Postretirement Benefit Plans	Total
Balance, September 30, 2005	$(1,127)	$—	$(1,127)
Current-period change	293	—	293
Balance, September 30, 2006	(834)	—	(834)
Current-period change	231	—	231
Adoption of SFAS No. 158	603	(1,727)	(1,124)
Balance, September 30, 2007	$—	$(1,727)	$(1,727)

9.	INCOME TAXES

The net provisions for income taxes charged during the years ended September 30, 2007, 2006 and 2005 are as follows:

(Thousands)
Years Ended September 30	2007	2006	2005

Included in Statements of Income:
Federal
Current	$21,808	$(12,238)	$11,511
Deferred	(9,490)	21,511	1,188
Investment tax credits	(237)	(241)	(332)
State and local
Current	3,784	(1,939)	1,819
Deferred	(1,818)	3,539	364
Total	$14,047	$10,632	$14,550

       The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

	2007	2006	2005

Federal income tax statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal
income tax benefits	2.7	2.6	3.1
Certain expenses capitalized on books and deducted
on tax return	(6.0)	(5.3)	(4.3)
Taxes related to prior years	0.5	(2.6)	(0.4)
Other items – net	(2.0)	(2.8)	(1.2)
Effective income tax rate	30.2%	26.9%	32.2%

The significant items comprising the net deferred tax liability recognized in the Balance Sheets as of
September 30 are as follows:

(Thousands)	2007	2006

Deferred tax assets:
Reserves not currently deductible	$18,364	$21,137
Unamortized investment tax credits	2,644	2,793
Other	9,875	8,210
Total deferred tax assets	30,883	32,140

Deferred tax liabilities:
Relating to property	196,334	186,239
Prepaid pension asset	—	25,983
Pension and other postretirement benefits	31,262	8,032
Deferred gas cost	8,220	24,888
Other	17,984	15,570
Total deferred tax liabilities	253,800	260,712

Net deferred tax liability	222,917	228,572
Net deferred tax asset (liability) - current	275	(7,049)
Net deferred tax liability - non-current	$223,192	$221,523

10.	OTHER INCOME AND INCOME DEDUCTIONS – NET

(Thousands)	2007	2006	2005

Non-recurring investment gains	$—	$—	$540
Allowance for funds used during construction	(17)	(45)	(100)
Interest income	3,499	4,146	730
Other income	1,060	860	1,025
Other income deductions	6	(843)	(852)
Other income and (income deductions) – net	$4,548	$4,118	$1,343

Laclede Gas recorded the receipt of proceeds totaling $0.5 million during fiscal year 2005 related to its interest, as a policyholder, in the sale of a mutual insurance company. These proceeds represent initial distributions relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the financial position or results of operations of the Laclede Gas.
Effective October 1, 2005, Laclede Gas applies carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, as approved by the MoPSC. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold. Such income is recovered through the PGA Clause. These amounts are included in the interest income line in the table above.

11.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.1 million, including the City of St. Louis and parts of ten other counties in eastern Missouri. The Non-Regulated Other segment includes merchandise sales activities. Accounting policies are as described in Note 1. There are no material intersegment revenues.

	Regulated Gas	Non-Regulated	Adjustments &
(Thousands)	Distribution	Other	Eliminations	Total

FISCAL 2007
Operating revenues	$1,131,554	$3,415	$—	$1,134,969
Depreciation & amortization	34,080	—	—	34,080
Interest income	3,499	—	—	3,499
Interest charges	33,603	—	—	33,603
Income tax expense	13,853	194	—	14,047
Net income	32,176	308	—	32,484
Total assets	1,429,415	1,788	—	1,431,203
Capital expenditures	56,434	—	—	56,434

FISCAL 2006
Operating revenues	$1,141,011	$2,305	$—	$1,143,316
Depreciation & amortization	30,904	—	—	30,904
Interest income	4,146	—	—	4,146
Interest charges	32,565	—	—	32,565
Income tax expense (benefit)	10,636	(4)	—	10,632
Net income (loss)	28,887	(7)	—	28,880
Total assets	1,383,703	1,437	—	1,385,140
Capital expenditures	57,925	—	—	57,925

FISCAL 2005
Operating revenues	$978,195	$2,288	$—	$980,483
Depreciation & amortization	23,036	—	—	23,036
Interest income	730	—	—	730
Interest charges	26,911	—	—	26,911
Income tax expense (benefit)	14,561	(11)	—	14,550
Net income (loss)	30,649	(18)	—	30,631
Total assets	1,273,975	1,540	—	1,275,515
Capital expenditures	54,621	—	—	54,621

12.	COMMITMENTS AND CONTINGENCIES

Laclede Gas estimates fiscal year 2008 utility capital expenditures at approximately $59 million. There are no material contractual commitments at September 30, 2007 related to these estimated capital expenditures.
The lease agreement covering the headquarters office space of Laclede Gas extends through February 2010 with options to renew for up to 10 additional years. The aggregate rental expense for fiscal years 2007, 2006 and 2005 was $882,000, $874,000 and $865,000, respectively. The annual minimum rental payment for fiscal year 2008 is anticipated to be approximately $891,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal year 2010. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $3.5 million in fiscal year 2008, $2.7 million in fiscal year 2009, $1.8 million in fiscal year 2010, $0.9 million in fiscal year 2011 and $0.3 million in fiscal year 2012. Laclede Gas has entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2007 are estimated at approximately $305 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas estimates that it will pay approximately $93 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers these costs from customers in accordance with the PGA Clause.
    Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, is providing liquid propane transportation service to Laclede Gas pursuant to an approved Federal Energy Regulatory Commission (FERC) tariff and a contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates, commencing April 1, 2006. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months’ notice.
Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At September 30, 2007, the maximum guarantees under these leases are $1.9 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At September 30, 2007, the carrying value of the liability recognized for these guarantees was $0.3 million.
Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.
Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant (MGP) sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.
With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall cost of these actions will be approximately $2.4 million. As of September 30, 2007, Laclede Gas has paid for the cost of these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.
Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri (City). The City has been exploring development options for the site and has announced publicly the selection of a developer with whom it will attempt to negotiate a final site development contract. In light of the City’s announcement, Laclede Gas continues to evaluate options concerning this site. Laclede Gas currently estimates the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid for the cost of these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.
Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas does not currently own this site, and has not owned it for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.
Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas is currently holding discussions with the insurers regarding potential reimbursement from them. In June 2007, Laclede Gas received a settlement payment from one insurer in exchange for a release of claims against that insurer. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from each insurer to the Utility of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis was based upon then currently available facts, technology and laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final selection and regulatory approval of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.
Laclede Gas enrolled a parcel of property located in the City of St. Louis in the VCP pursuant to an agreement to sell such parcel to a third party. The sale was completed January 8, 2007. Under the terms of the agreement, any costs relative to future investigations or remedial actions regulators may require shall be borne by the third-party buyer. Laclede Gas does not anticipate incurring any material costs in connection with this site.
The amount of costs relative to future remedial actions at these and other sites is unknown and maybe material. Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating these sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas.
On December 29, 2005, the MoPSC Staff (Staff) proposed a disallowance of approximately $3.3 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2004. Following technical conferences, the Staff subsequently reduced its proposed disallowance to approximately $2.1 million. Laclede Gas believed that the MoPSC Staff’s position lacked merit and vigorously opposed the adjustment in proceedings before the MoPSC on

January 29, 2007. On June 28, 2007, the MoPSC issued an Order rejecting the MoPSC Staff’s proposed disallowance and declaring that the Utility was not imprudent with respect to the particular gas purchasing practice questioned by the MoPSC Staff. This case is now closed.
Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. Through the date of this report, the AMR system has been deployed to more than 668,000 customer meters, representing well over 98% of Laclede’s total customer base population. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has approximately 40% of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff sought customer service accommodations for customers whose previous estimated bills will require adjustment to reflect actual usage. On May 11, 2006, the Missouri Office of Public Counsel also filed a complaint alleging that Laclede Gas billed customers for prior underestimated usage for a longer period of time than permitted by Commission rules. Laclede Gas has filed responses generally denying the MoPSC Staff’s and Missouri Office of Public Counsel’s allegations. On November 7, 2006, Laclede Gas, the Missouri Office of Public Counsel, and other parties filed a Stipulation & Agreement that resolves certain issues raised in this case. The MoPSC Staff neither supported nor opposed the Stipulation. On December 31, 2006, the Commission approved the Stipulation & Agreement, dismissed the Missouri Office of Public Counsel’s complaint, and suspended Staff’s complaint, subject to Laclede’s compliance with the Stipulation & Agreement. The primary terms of the Stipulation & Agreement include the Utility’s provision of bill credits totaling $0.5 million to customers who received billing adjustments reconciling undercharges for periods exceeding 12 months, a limit on future billing adjustments that reconcile undercharges to 12 months, and additional notices to customers concerning such billing adjustments. The Utility’s labor union representing field service workers, USW Local 11-6 (Union), also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. On November 2, 2006, the MoPSC denied and dismissed one of these complaints. On December 11-12, 2006, the MoPSC held a hearing on the Union’s last remaining complaint. That hearing was completed on February 26, 2007. On June 22, 2007, the MoPSC issued an Order denying the Union’s remaining complaint and dismissing the case. This case is now closed.
On December 28, 2006, the MoPSC Staff proposed a disallowance of approximately $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal 2005, largely on the same grounds as it had proposed regarding the disallowance of the Utility’s recovery of purchased gas cost applicable to fiscal 2004. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. Laclede Gas believes that the remainder of the MoPSC Staff’s proposed disallowance lacks merit and intends to vigorously oppose the adjustment in proceedings before the MoPSC.
Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

13.	INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Gas, the quarterly information presented below for fiscal years 2007 and 2006 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.
                          (Thousands)
Three Months Ended	Dec. 31	March 31	June 30	Sept. 30

2007
Total operating revenues	$349,150	$494,371	$186,824	$104,624
Operating income (loss)	30,442	40,219	7,216	(2,291)
Net income (loss)	15,675	20,718	886	(4,795)

Three Months Ended	Dec. 31	March 31	June 30	Sept. 30

2006
Total operating revenues	$411,993	$489,814	$149,264	$92,245
Operating income (loss)	35,537	37,420	(400)	(4,598)
Net income (loss)	20,198	18,980	(4,078)	(6,220)